Exhibit 99.1

Sun Life announces third Sustainability Bond Offering

NOTE: /NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES./

TORONTO, May 13, 2024 /CNW/ - Sun Life Financial Inc. (TSX: SLF) (NYSE: SLF) (the "Company" or "Sun Life") announced today that it intends to issue in Canada $750 million principal amount of Series 2024-1 Subordinated Unsecured 5.12% Fixed/Floating Debentures due 2036 (the "Debentures"). The offering is expected to close on May 15, 2024.

The Debentures will represent Sun Life's third offering of sustainability bonds in Canada. An amount equal to the net proceeds from the offering of the Debentures will be used to finance or refinance, in whole or in part, green and social assets within the Company's general account that meet the eligibility criteria set out under Sun Life's 2024 Sustainability Bond Framework (the "Sustainability Bond Framework").

Sun Life completed its inaugural sustainability bond offering in 2019. As part of the Company's focus on sustainable investing, Sun Life manages general account assets with material environmental, social and governance (ESG) factors embedded in its investment processes. In addition, Sun Life invests general account assets in ways that support a low-carbon and more inclusive society.

In April 2024, Sun Life published its updated Sustainability Bond Framework, outlining its criteria for sustainability bonds, which includes criteria for both green and social assets. The updated Sustainability Bond Framework includes additional eligible green and social categories such as affordable housing and affordable basic infrastructure. Under social investments, Sun Life considers facilities and services that contribute to the long-term health of communities including investments in hospitals, long-term care and emergency shelters and projects that support socioeconomic advancement and empowerment, among others. Eligible green assets under Sun Life's Sustainability Bond Framework include investments in projects related to renewable energy, energy efficiency, green buildings, clean transportation and sustainable water and wastewater management, among others.

Sun Life's Sustainability Bond Framework and an independent second party opinion by Morningstar Sustainalytics on the Framework's alignment with the International Capital Markets Association's Sustainability Bond Guidelines,1 Green Bond Principles,2 and Social Bond Principles,3 are available publicly on the Sustainability section of Sun Life's website.4

Details of the offering will be set out in a pricing supplement that the Company intends to issue pursuant to its short form base shelf prospectus and its prospectus supplement, each dated March 24, 2023, all of which are or will be available on the SEDAR+ profile for Sun Life Financial Inc. at www.sedarplus.ca. The Debentures will be sold on a best-efforts agency basis by a syndicate led by RBC Capital Markets, BMO Capital Markets, and Scotiabank, as co-lead agents. The proceeds from this offering are expected to qualify for Tier 2 capital.

The Debentures have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered, sold or delivered, directly or indirectly, within the United States of America and its territories and possessions or to, or for the account or benefit of, United States persons except in certain transactions exempt from the registration requirements of such Act. This release does not constitute an offer to sell or a solicitation to buy such securities in the United States.

[1] International Capital Markets Association, "The Sustainability Bond Guidelines (SBG) 2021", published on June 14, 2018 and updated as of June 2021. https://www.icmagroup.org/green-social-and-sustainability-bonds/sustainability-bond-guidelines-sbg/.
[2] International Capital Markets Association, "The Green Bond Principles (GBP) 2021 (with June 2022 Appendix 1)", published on June 28, 2022. https://www.icmagroup.org/sustainable-finance/the-principles-guidelines-and-handbooks/green-bond-principles-gbp/.
[3] International Capital Markets Association, "The Social Bond Principles (SBP) 2023", published on June 22, 2023.  https://www.icmagroup.org/sustainable-finance/the-principles-guidelines-and-handbooks/social-bond-principles-sbp/.
[4] Morningstar Sustainalytics, a globally-recognized provider of ESG research, ratings and data, evaluated Sun Life's Sustainability Bond Framework and the alignment thereof with relevant industry standards and provided views on the robustness and credibility of the Sustainability Bond Framework. The second party opinion, whether in whole or in part shall not be construed as part of the offering, and shall not be considered as an offer or advertisement to buy a security, solicitation of votes or proxies, investment advice, expert opinion or negative assurance letter as defined by the applicable legislation.

Forward-Looking Statements

From time to time, the Company makes written or oral forward-looking statements within the meaning of certain securities laws, including the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements contained in this news release include statements (i) regarding the offering, including the closing and use of proceeds of the offering; (ii) relating to the Company's investments and investment processes; (iii) that are predictive in nature or that depend upon or refer to future events or conditions; and (iv) that include words such as "intends", "expects", "will" and similar expressions. The forward-looking statements in this news release are stated as at May 13, 2024, represent the Company's current expectations, estimates and projections regarding future events and are not historical facts. These statements are not a guarantee of future performance and involve assumptions and risks and uncertainties that are difficult to predict. Actual results may differ materially from those expressed, implied or forecasted in such forward-looking statements. The Company makes no guarantee that investments that meet the eligibility criteria under the Sustainability Bond Framework will result in any environmental, social or sustainability impact, outcome or benefit, that such impacts, outcomes or benefits will meet anticipated targets or objectives, or that such impacts, outcomes and benefits can be quantified. Factors that may cause actual results to differ materially from those expressed in forward-looking statements include the matters set out in the Company's management's discussion and analysis for the year ended December 31, 2023 under the heading "Forward-looking Statements", the risk factors set out in the Company's annual information form for the year ended December 31, 2023 under the heading "Risk Factors" and in the Company's interim management's discussion and analysis for the quarter ended March 31, 2024 under the heading "Risk Management", the factors set out in the Company's 2023 Sustainability Report under the heading "Forward-looking Statements" and other factors detailed in the Company's annual and interim financial statements and in the Company's other filings with Canadian and U.S. securities regulators, which are available for review at www.sedarplus.ca and www.sec.gov, respectively.

The Company does not undertake any obligation to update or revise its forward-looking statements to reflect events or circumstances after the date of this news release or to reflect the occurrence of unanticipated events, except as required by law.

About Sun Life

Sun Life is a leading international financial services organization providing asset management, wealth, insurance and health solutions to individual and institutional Clients. Sun Life has operations in a number of markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of March 31, 2024, Sun Life had total assets under management of $1.47 trillion. For more information, please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

Note to editors: All figures in Canadian dollars.

Media Relations Contact:	Investor Relations Contact:
Alessandra Nigro	David Garg
Director	Senior Vice-President, Capital
Corporate Communications	Management and Investor Relations
T. 416-979-4884	T. 416-408-8649
alessandra.nigro@sunlife.com	david.garg@sunlife.com

SOURCE Sun Life Financial Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/May2024/13/c1321.html

%CIK: 0001097362

CO: Sun Life Financial Inc.

CNW 19:27e 13-MAY-24